UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Marketing Worldwide Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

57061T102
(CUSIP Number)

May 16, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57061T102

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Angus Allan Gillis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	31,500,000
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	31,500,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

31,500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.61%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 57061T102

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Josephine Maria MacPherson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	31,500,000
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	31,500,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

31,500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.61%

12.	Type of Reporting Person (See Instructions)

IN

ITEM 1.
(a) Name of Issuer:

Marketing World Wide Corporation

(b) Address of Issuer's Principal Executive Offices:

2212 Grand Commerce Drive, Howell, MI 48855

ITEM 2.
(a) Name of Person Filing:

Angus Allan Gillis and Josephine Maria MacPherson

(b) Address of Principal Business Office, or if None, Residence:

103 Fendam Street, Warnbro, West Australia. 6169

(c) Citizenship:

Australian

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share.

(e) CUSIP Number:

57061T102

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 31,500,000

(b) Percent of class: 6.61% Common Stock, par value $0.001 per share

(c) Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote - 0

(ii) Shared power to vote or to direct the vote - 31,500,000

(iii) Sole power to dispose or to direct the disposition of   - 0

(iv) Shared power to dispose or to direct the disposition of - 31,500,000

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

See Joint Filing Statement.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

(a)	Not applicable.

(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2012

By:	/s/ Angus Allan Gillis
Angus Allan Gillis

/s/ Josephine Maria MacPherson
Josephine Maria MacPherson

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Marketing Worldwide Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated: May 23, 2012

By:	/s/ Angus Allan Gillis
Angus Allan Gillis

/s/ Josephine Maria MacPherson
Josephine Maria MacPherson